UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Applicant)

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
10.50% Contingent Convertible Senior Notes due 2027	Up to an aggregate principal amount of $19,506,000.00[1]

Approximate date of proposed Exchange Offer:

As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:

Joseph W. Pooler, Jr.

Chief Financial Officer

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104-2870

(215) 701-9555

With a copy to:

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103-4196

(215) 979-1206

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the United States Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

[1]

The actual aggregate principal amount of 10.50% Contingent Convertible Senior Notes Due 2027 to be issued under the Indenture, which is defined below, may be less and depends upon the aggregate amount of 7.625% Contingent Convertible Senior Notes Due 2027 that are exchanged in the Exchange Offer described in Item 2. Additional notes may be issued under the Indenture from time to time after completion of the Exchange Offer.

GENERAL

ITEM 1.	GENERAL INFORMATION.

(a)	Institutional Financial Markets, Inc. (the “Company” or “Applicant”) is a corporation.

(b)	The Company is organized under the laws of Maryland.

ITEM 2.	SECURITIES ACT EXEMPTION APPLICABLE.

The Company may issue up to $19,506,000.00 aggregate principal amount of its new 10.50% Contingent Convertible Senior Notes due 2027 (the “New Notes”) in an offer (the “Exchange Offer”) to holders (the “Holders”) of the Company’s existing 7.625% Contingent Convertible Senior Notes due 2027 (the “Old Notes”) to exchange, at the election of each Holder, $1,000.00 principal amount of New Notes for each $1,000.00 principal amount of the Old Notes, pursuant to the Exchange Offer Circular, which is filed as Exhibit T3E.1 hereto and is incorporated herein by reference. The definitive terms and conditions of the Exchange Offer are contained in the offer documents, which are filed as Exhibits T3E.1 through T3E.5 hereto and incorporated herein by reference. The New Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification on Form T-3 (this “Application”). No tenders of Old Notes in the Exchange Offer will be accepted, and no New Notes will be issued, before the effectiveness of this Application.

The New Notes will be issued by the Company to the Holders in reliance on the exemption provided in Section 3(a)(9) of the Securities Act of 1933, as amended. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Exchange Offer, except for payment of (i) a flat advisory fee for a financial advisor which advised the Company with respect to the terms of the Exchange Offer and performed services that were administrative, ministerial or mechanical in nature, (ii) the fees and expenses of the Company’s legal advisors for their legal services, (iii) the fees of the transfer agent for its services as a transfer agent, (iv) the fees of the exchange agent and information agent, for its acceptance and exchange and information services in relation to the Exchange Offer and (iv) fees charged by the trustee under the Indenture for its services as trustee. The Company’s financial advisor and exchange agent and information agent will not be making any recommendation with regard to the merits of the Exchange Offer and will not be soliciting, or participating in any solicitation of, tenders of the Old Notes in connection with the Exchange Offer. None of the Holders has made or will be requested to make any cash payment to the Company in connection with such Exchange Offer, other than payment of any applicable taxes.

AFFILIATIONS

ITEM 3.	AFFILIATES.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which list is incorporated herein by reference.

The following is a list of direct subsidiaries of the Company that may be deemed to be affiliates of the Company as of the date of this Application:

Name of Affiliate	Jurisdiction of Incorporation	% Owned by Applicant
Alesco Capital Trust I	Delaware	100%
IFMI, LLC	Delaware	67.5%
Sunset Financial Statutory Trust I	Delaware	100%

The following is a list of entities owned, directly or indirectly, by IFMI, LLC that may be deemed to be affiliates of the Company as of the date of this Application:

Name of Affiliate	Jurisdiction of Incorporation	% Owned (Directly or Indirectly) by IFMI, LLC
Alesco Holdings, Ltd.	Cayman Islands	100%
Alesco Preferred Funding X	Cayman Islands	40%
Alesco Preferred Funding XI	Cayman Islands	40%
Alesco Preferred Funding XII	Cayman Islands	40%
Alesco Preferred Funding XIII	Cayman Islands	40%
Alesco Preferred Funding XIV	Cayman Islands	40%
Alesco Preferred Funding XV	Cayman Islands	40%
Alesco Preferred Funding XVI	Cayman Islands	40%
Alesco Preferred Funding XVII	Cayman Islands	40%
Barbuda Palmetto Point Development, LLC	Delaware	100%
C&C Barbuda Holdings, LLC	Delaware	100%
CIRA ECM Funding, LLC	Delaware	100%
CIRA SCM, LLC	Delaware	100%
Cohen Asia Investments Ltd.	Cayman Islands	100%
Cohen Legacy, LLC	Delaware	100%
Cohen Principal Investing, LLC	Delaware	100%
Cohen Securities Funding LLC	Delaware	100%
Cohen & Compagnie	France	100%
Cohen & Company Capital Markets, LLC	Delaware	100%
Cohen & Company Capital Solutions, LLP	United Kingdom	100%
Cohen & Company Financial Management, LLC	Delaware	100%
Cohen & Company Management, LLC	Delaware	100%
Cohen & Company Securities, LLC	Delaware	100%
Dekania Capital Management LLC	Delaware	100%

Name of Affiliate	Jurisdiction of Incorporation	% Owned (Directly or Indirectly) by IFMI, LLC
Dekania Investors, LLC	Delaware	100%
EuroDekania Management Limited	United Kingdom	100%
JVB Financial Group, L.L.C.	Florida	100%
JVB Financial Holdings, L.L.C.	Florida	100%
JVB Financial, Inc.	Florida	100%
PrinceRidge Capital LLC	Delaware	70%
PrinceRidge Group LLC	Delaware	70%
PrinceRidge Holdings LP	Delaware	70%
PrinceRidge Partners LLC	Delaware	70%
Star Asia Management LTD	Cayman Islands	50%
Star Asia Management Japan LTD	Cayman Islands	50%
Sunset Holdings, Ltd.	Cayman Islands	100%

MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Company. The mailing address for each executive officer and director listed below is c/o Institutional Financial Markets, Inc., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

Name	Position
Walter T. Beach	Director
Rodney E. Bennett	Director
Daniel G. Cohen	Chairman of the Board, Chief Executive Officer and Chief Investment Officer
Thomas Costello	Director
G. Steven Dawson	Director
Joseph M. Donovan	Director
Rachael Fink	Senior Vice President, General Counsel and Secretary
Jack Haraburda	Director
Douglas Listman	Chief Accounting Officer and Assistant Treasurer
Joseph W. Pooler, Jr.	Executive Vice President, Chief Financial Officer and Treasurer
Christopher Ricciardi	President
Neil S. Subin	Director
Lance Ullom	Director
Charles W. Wolcott	Director

ITEM 5.	PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10% or more of the voting securities of the Company as of June 16, 2011:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned(1)(2)	Percentage of Combined Voting Power(1)(2)
Daniel G. Cohen (3) c/o Institutional Financial Markets, Inc., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.	Series B Voting Non-Convertible Preferred Stock (one vote per share)	4,983,557	100%	2.6%
	Common Stock (one vote per share)	769,211	5.4%	4.0%
	Total: 5,752,768		Total: 29.9%

Stephanie Ricciardi (4) c/o Institutional Financial Markets, Inc., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.	Common Stock (one vote per share)	1,465,144	10.3%	7.6%

Christopher Ricciardi (5) c/o 135 East 57th Street, 21st Floor, New York, New York 10022.	Common Stock (one vote per share)	1,882,575	13.2%	9.8%

(1)	Based on 4,983,557 shares of the Series B Voting Non-Convertible Preferred Stock, par value $0.001 per share, issued and outstanding on June 16, 2011.
(2)	Based on 14,238,177 shares of the Company common stock, par value $0.001 per share, issued and outstanding on June 16, 2011.
(3)	Mr. Cohen may be deemed the beneficial owner of 50,400 shares of the Company common stock held by IFMI, LLC as a result of his position on the board of managers of IFMI, LLC. Mr. Cohen disclaims any interest in the 50,400 shares beyond his pecuniary interest. Of these shares, 3,250 shares of common stock are pledged by Mr. Cohen as security. With respect to the Company common stock that Mr. Cohen holds or may be deemed the beneficial owner of, this information is based on a Schedule 13D filed with the SEC on December June 17, 2011 and other information provided by Mr. Cohen.
(4)

Mrs. Ricciardi is the spouse of Christopher Ricciardi, President of the Company. The Common stock includes 1,351,721 shares held in a joint account with Mr. Ricciardi and 48,448 shares held individually. Mrs. Ricciardi may be deemed the beneficial owner of 64,975 shares of common stock held by The Ricciardi Family Foundation as a result of her position on the board of directors of the foundation. Mrs. Ricciardi disclaims any interest in the 64,975 shares beyond her pecuniary interest. Mrs. Ricciardi shares voting and dispositive power with respect to all of the common stock. With respect to the Company common stock that Mrs. Ricciardi holds or may be deemed the beneficial owner of, this information is based on a Schedule 13D filed with the SEC on December 21, 2009, as amended on March 29, 2010, April 25, 2011 and June 17, 2011, and other information provided by Mrs. Ricciardi. Until July 19, 2012, Mrs. Ricciardi has agreed to vote, or cause to be voted, all of the shares of the Company’s voting securities beneficially owned by her in accordance with the recommendations of the Company’s Board of Directors. Excluded from the table are the 367,031 restricted shares of common stock held individually by Mr. Ricciardi.
(5)	Mr. Ricciardi is the President of the Company. The common stock includes 1,351,721 shares held in a joint account with Mrs. Ricciardi. The common stock includes 48,448 shares held by Mrs. Ricciardi, of which Mr. Ricciardi may be deemed a beneficial owner. Mr. Ricciardi may be deemed the beneficial owner of 50,400 shares of the Company common stock held by IFMI, LLC as a result of his position on the board of managers of IFMI, LLC. Mr. Ricciardi disclaims any interest in the 50,400 shares beyond his pecuniary interest. Mr. Ricciardi may be deemed the beneficial owner of 64,975 shares of common stock held by The Ricciardi Family Foundation as a result of his position on the board of directors of the foundation. Mr. Ricciardi disclaims any interest in the 64,975 shares beyond his pecuniary interest. The number of shares of common stock with respect to which Mr. Ricciardi would have sole voting and dispositive power is 367,031 respectively. Mr. Ricciardi shares voting and dispositive power with respect to all of the other common stock beneficially owned by him. With respect to the Company common stock that Mr. Ricciardi holds or may be deemed the beneficial owner of, this information is based on a Schedule 13D filed with the SEC on December 21, 2009, as amended on March 29, 2010, April 25, 2011 and June 17, 2011, and other information provided by Mr. Ricciardi. Until July 19, 2012, Mr. Ricciardi has agreed to vote, or cause to be voted, all of the shares of the Company’s voting securities beneficially owned by him in accordance with the recommendations of the Company’s Board of Directors.

ITEM 6.	UNDERWRITERS.

(a) No person acted as an underwriter for the Company’s securities within the past three years.

(b) No person is acting as an underwriter for the offer or sale of the New Notes proposed to be issued under the Indenture.

ITEM 7.	CAPITALIZATION.

(a) Set forth below is certain information as to each authorized class of securities of the Company as of June 16, 2011.

Title of Class	Amount Authorized	Amount Outstanding
Preferred Stock, par value $0.001	50,000,000 shares	4,983,557 shares of Series B Voting Non-Convertible Preferred Stock
Common Stock, par value $0.001	100,000,000 shares	14,238,177 shares
7.625% Contingent Convertible Senior Notes due 2027 (the Old Notes)	$115,000,000	$19,506,000
Junior Subordinated Notes due 2037	$28,995,000	$28,995,000
Junior Subordinated Note due 2035	$20,619,000	$20,619,000

(b) Each share of common stock and each share of Series B Voting Non-Convertible Preferred Stock is entitled to one vote on all matters presented to our stockholders. The common stock and the Series B Voting Non-Convertible Preferred Stock vote together on all matters.

INDENTURE SECURITIES

ITEM 8.	ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be issued under the Indenture to be entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the

Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

The following are “Events of Default” under the terms of the Indenture:

(1) the Company defaults in the payment of principal of any New Notes when due and payable; or

(2) the Company defaults in the payment of any interest upon any New Notes when due and payable, and where such default continues for 30 days; or

(3) the Company fails to comply with its obligation to convert any New Notes into cash and, if applicable, shares of common stock in accordance with the Indenture, and where such failure continues for 10 days; or

(4) the Company fails to give a Fundamental Change Company Notice;

(5) the Company defaults in the performance, or breach, of any covenant of the Company in the Indenture, and where such default continues for 60 days after written notice;

(6) the Company fails to pay when due any indebtedness (other than Non-Recourse Indebtedness) with an aggregate principal amount in excess of $10,000,000, and where such failure to pay continues for 30 days after written notice; and

(7) the Company experiences certain bankruptcy, insolvency or reorganization events with respect to it or its property.

Except in the case of an Event of Default in payment of principal of or interest on the New Notes, the Trustee may withhold notice thereof if and so long as a committee of the board of directors, the executive committee or a trust committee of the Trustee and/or its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b) Authentication and Delivery of the New Notes; Use of Proceeds

The New Notes must be signed, manually or by facsimile, on behalf of the Company by its Chairman of the Board of Directors, its Vice Chairman of the Board of Directors, its Chief Executive Officer, its President or one of its Vice Presidents. If an officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note will nevertheless be valid. A New Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the New Note has been authenticated under the Indenture. The Trustee will, upon receipt of a written order of the Company signed by an Officer, authenticate New Notes for original issue.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c) Release and Substitution of Property Subject to Lien of the Indenture

None. The New Notes will be unsecured.

(d) Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder, when:

(1) either:

(i) all New Notes that have been authenticated, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(ii) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable or may be called for redemption within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders, cash sufficient to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation, including for principal and accrued interest to the date of maturity or redemption;

(2) the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(3) the Company has delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture have been satisfied.

(e) Evidence of Compliance with Conditions and Covenants of the Indenture

The Company is required to notify the Trustee upon becoming aware of any default or Event of Default under the Indenture. The Company is required to deliver to the Trustee, on or before a date not more than 120 days after the end of each fiscal year, an Officers’ Certificate stating whether or not the Company is in default in the performance and observance of the terms and conditions of the Indenture.

Upon request to the Trustee to take any action under any provision of the Indenture, the Company will generally furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in the Indenture and relating to such action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel to the Company, all such conditions precedent have been complied with.

ITEM 9.	OTHER OBLIGORS.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for qualification comprises:

(a) Pages numbered 1 to 9, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A*	Second Articles of Amendment and Restatement, as amended and supplemented.

Exhibit T3B	By-laws, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 11, 2005 (file reference number 001-32026)).

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association as Trustee.

Exhibit T3E.1	Exchange Offer Circular dated June 20, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3E.2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3E.3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3E.4	Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3E.5	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(v) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3F	TIA Cross Reference Sheet (included in Exhibit T3C immediately following the cover page thereof).

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee under the Indenture to be qualified.

*	filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Institutional Financial Markets, Inc., a corporation organized and existing under the laws of Maryland, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Philadelphia, and the Commonwealth of Pennsylvania, on the 20th day of June, 2011.

INSTITUTIONAL FINANCIAL MARKETS, INC.
(SEAL)

Attest:	/S/ DOUGLAS LISTMAN	By:	/S/ JOSEPH W. POOLER, JR.
Name:	Douglas Listman	Name:	Joseph W. Pooler, Jr.
Title:	Chief Accounting Officer	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A*	Second Articles of Amendment and Restatement, as amended and supplemented.

Exhibit T3B	By-laws, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 11, 2005 (file reference number 001-32026)).

Exhibit T3C*	Form of Indenture between the Company and U.S. Bank National Association as Trustee.

Exhibit T3E.1	Exchange Offer Circular dated June 20, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3E.2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3E.3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3E.4	Letter to Clients (incorporated by reference to Exhibit (a)(1)(iv) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3E.5	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(v) to the Company’s Schedule TO filed with the SEC on June 20, 2011).

Exhibit T3F	TIA Cross Reference Sheet (included in Exhibit T3C immediately following the cover page thereof).

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee under the Indenture to be qualified.

*	filed herewith